20014178

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/19** (MM/DD/YY) AND ENDING **06/30/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1950 North Park Place, Ste. 100
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hollis M. Lamon **(770) 951-8411**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste. 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hollis M. Lamon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lamon & Stern, Inc.**, as of **June 30**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hollis M. Lamon
Signature

President
Title

Michelle D. Farmer
Notary Public
My Commission expires 8/9/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lamon & Stern, Inc. (the "Company") as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

August 28, 2020
Atlanta, Georgia

Rubio CPA, PC

Lamon & Stern, Inc.
Statement of Financial Condition
June 30, 2020

Assets		
Cash	$	272,699
Accounts receivable		121,210
Prepaid Expenses		482
Furniture, equipment and leasehold improvements net of accumulated depreciation of $41,890		1,124
Deposit with clearing broker-dealer		25,000
Total assets	$	420,515
Liabilities and stockholder's equity		
Liabilities		
Accrued commissions		24,786
Income taxes payable		3,739
Accounts payable and accrued expenses		12,063
Paycheck Protection Program Loan		65,600
Total liabilities		106,188
Stockholder's equity		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Additional paid-in capital		6,149
Retained earnings		307,678
Total stockholder's equity		314,327
Total liabilities and stockholder's equity	$	420,515

See accompanying accountant's compilation report and notes to financial statements.

Lamon & Stern, Inc.
Statement of Operations
June 30, 2020

Revenues	
Fees for account supervision	$ 1,354,372
Commissions	29,798
Other	14,000
Interest	2,057
Total revenues	1,400,227
Expenses	
Employee compensation and benefits	1,200,726
Occupancy and equipment	28,763
Clearing fees	9,708
Technology and communications	16,164
Other expenses	134,536
Total expenses	1,389,897
Net income from operations before taxes	10,330
Income tax expense	1,666
Net income	$ 8,664

See accompanying accountant's compilation report and notes to financial statements.

Lamon & Stern, Inc.
Statement of Changes in Stockholder's Equity
June 30, 2020

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2019	$ 500	$ 6,149	$ 299,014	$ 305,663
Net income	-	-	8,664	8,664
Balance, June 30, 2020	$ 500	$ 6,149	$ 307,678	$ 314,327

See accompanying accountant's compilation report and notes to financial statements.

Lamon & Stern, Inc.
Statement of Cash Flows
June 30, 2020

Cash flows from operating activities		
Net income	$	8,664
Items which do not impact cash		
Depreciation		220
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Accounts receivable		3,054
Prepaid Expenses		(482)
Accounts payable and accrued expenses		3,219
Accrued commissions		(2,003)
Income taxes payable		(2,930)
Net cash provided by operating activities	$	9,742
Cash flows from financing activities		
Loan Proceeds		65,600
Net cash provided by financing activities		65,600
Net increase in cash		75,342
Cash, beginning of year		197,357
Cash, end of year	$	272,699

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year for Interest	$	440
Cash Paid During the Year for Income Taxes	$	5,479

Lamon & Stern, Inc.
Notes to Financial Statements
June 30, 2020

1.General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2.Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2020 amounted to $220.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Revenue From Contracts with Customers

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards or ownership of the securities have been transferred to/from the customer.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for net operating loss carry forwards and temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

3.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-l), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2020, the ratio of aggregate indebtedness to net capital was .16 to 1 and net capital was $257,737, which exceeded the minimum net capital requirements by $207,737.

4.Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 40l(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, make employer contributions. Discretionary employer contributions to the Plan were approximately $48,616 for the year ended June 30, 2020.

5.Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax currently payable or refundable plus effects of deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. Deferred income tax effects for the year ended June 30, 2020 were insignificant.

Income tax expense in the Statement of Operations differs from the amount expected, based on statutory income tax rates, due to an overaccrual of income taxes payable at the beginning of the fiscal year.

6.Commitments and Contingencies

The Company leases office premises under a month to month agreement. Rent expense for the year ended June 30, 2020 was approximately $23,000.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liability for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2020.

7.Concentrations

During the year ended June 30, 2020, the Company had two customers that accounted for approximately 24% of total revenues and approximately 89% of accounts receivable at June 30, 2020 were due from two customers.

8.PPP Loan

In May, 2020 the Company received a loan of $65,600 pursuant to its application under the Small Business Administration's Paycheck Protection Program established by the enabling legislation under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Some or all of the loan may be forgiven. Any amount not forgiven will accrue interest for 6 months, then be repaid over a 24-month term at an annual interest rate of 1%. The Company has utilized approximately $41,440 of the proceeds of this loan to pay expenses covered by the Paycheck Protection Program as of June 30,2020.

Lamon & Stern, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
as of June 30, 2020

Net Capital:	
Total stockholder's equity	$ 314,327
Plus forgivable expenses under Paycheck Protection Program loan	41,440
Total capital and allowable credits	355,767
Less non-allowable assets:	
Prepaid expense	(482)
Property and equipment	(1,124)
Accounts receivable, net	(96,424)
	(98,030)
Net capital before haircuts	257,737
Less haircuts	-
Net capital	257,737
Less required net capital	50,000
Excess net capital	207,737
Aggregate indebtedness	40,588
Ratio of aggregate indebtedness to net capital	.16 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5, as amended, as of June 30, 2020.

There is no significant difference between net capital above and net capital as reported in Part II A of Form X-17a-5, as amended, as of June 30, 2020.

Lamon & Stern, Inc.

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As Of June 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Schedule III

Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As Of June 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 28, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

LAMON & STERN, INC.
INVESTMENT AND FINANCIAL CONSULTANTS
Suite 100, 1950 North Park Place
Atlanta, Georgia 30339
770-951-8411 Fax 770-951-1184

LAMON & STERN, INC. EXEMPTION REPORT

Lamon & Stern, Inc. (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers "). This Exemption Report was prepared as required by 17 C.F.R. 240. 175(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (K)(2)(i) and (ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2020 without exception.

Hollis M. Lamon, President
August 1, 2020